UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 4, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

 Company Announcement

31 August  2012

Insulin degludec passed the review by the First

Committee on Drugs of Pharmaceutical Affairs in Japan

Novo Nordisk  today  announced  that  insulin  degludec  has  passed  the  review  by the First  Committee  on  Drugs  of  Japan’s  Pharmaceutical  Affairs.  The  remaining step in  the  regulatory  process  will  now  be  an  official  approval  from  the  Ministry of Health,  Labour  and  Welfare  (MHLW).

The First  Committee  on  Drugs  of  Pharmaceutical  Affairs  serves  as  an  advisory body to  the  MHLW,  related  to  pharmaceuticals  including  new  drug  applications. The passing  of  the  review  by  the  drug  committee  is  a  critical  milestone  in  the Japanese review  process  prior  to  a marketing authorisation  from  the  MHLW.

“We are  very  excited  about  the  result  of  the  review  of  insulin  degludec,”  said Mads Krogsgaard  Thomsen,  executive  vice  president  and  chief  science  officer  of Novo Nordisk.  “This  is  a significant  milestone  towards  what  may  be  the  first approval  of  insulin  degludec,  an  insulin  with  potential  to  fulfil  unmet  medical needs for  millions  of  people  with  diabetes  who  require  insulin.”

Novo Nordisk  expects  to  receive  marketing  authorisation  from  the  MHLW  within a few  months  and  that  insulin  degludec  will  be  launched  shortly  after   completion  of  the  subsequent  price  negotiations.

About insulin  degludec

Insulin degludec  is  a  once-daily,  ultra-long-acting  basal  insulin  analogue discovered and  developed  by  Novo  Nordisk.  Insulin  degludec  has  a distinct  slow absorption which  provides  a flat and  stable  action  profile.  Insulin  degludec  has been studied  in  a large-scale clinical  trial  programme,  BEGIN™,  examining  its impact on  glucose  control,  hypoglycaemia  and  the  possibility  to flexibly adjust insulin degludec  dosing  time  to  suit  patient  needs.

Company Announcement No 54/ 2012				Page 1 of 2
Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
	Denmark	Telefax:
+45 4444 6626

Insulin degludec  was  submitted  for  regulatory  approval  to  the  Japanese Ministry of  Health,  Labour  and  Welfare  (MHLW)  in  December  2011  and  to  the European Medicines  Agency  (EMA)  and  the  US  Food  and  Drug  Administration (FDA) in  September  2011.  In  addition,  applications  have  been  submitted  for regulatory approval  in  Canada,  Switzerland  and  a  range  of  other  countries.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within  haemophilia  care, growth  hormone  therapy  and hormone replacement therapy.  Headquartered  in  Denmark,  Novo Nordisk employs approximately

33,300 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed  on NASDAQ  OMX Copenhagen (Novo-B). Its ADRs are listed on the  New York Stock Exchange (NVO).  For more information,  visit novonordisk.com.

Media:	Investors:
Mike Rulis	Kasper Roseeuw Poulsen
Tel: (+45) 3079 3573	Tel: (+45) 4442 4303
mike@novonordisk.com	krop@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement No 54/ 2012				Page 2 of 2
Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
	Denmark	Telefax:
+45 4444 6626

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 4, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer